EXHIBIT 99.1

China Lodging Group, Limited Appoints Chief Financial Officer

SHANGHAI, China, May 22, 2015 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the "Company"), a leading and fast-growing multi-brand hotel group in China, today announced that it has appointed Hui Chen as Chief Financial Officer, effective May 22, 2015.

"On behalf of the Board, I am pleased to announce the appointment of Hui as Chief Financial Officer," said Mr. Qi Ji, founder, executive Chairman and Chief Executive Officer. "Hui's strong leadership and in-depth financial experience will be invaluable assets to the company and our shareholders."

Ms. Chen has been Executive Vice President of Finance since January 2015. In her new role of Chief Financial Officer, Ms. Chen will report to Jenny Zhang, President of the Company. Ms. Chen has strong internal control and deep financial expertise in the travel and hotel industries in China. Previously, Ms. Chen once served as the Chief Financial Officer of Home Inns Group and the Finance Director of Ctrip.com. Ms. Chen obtained her Master degree in Management from Shanghai Jiaotong University.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under seven brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, Elan Hotel and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: Ida Yu
         Sr. Manager of Investor Relations
         Tel: +86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com